                                                                         Form D2

COMPANIES REGISTRY                                    NOTIFICATION OF CHANGES OF
                                                         SECRETARY AND DIRECTORS


                                                                  COMPANY NUMBER
                                                                  --------------
                                                                        259
                                                                  --------------

1    COMPANY NAME
     ---------------------------------------------------------------------------
     CLP POWER HONG KONG LIMITED
     ---------------------------------------------------------------------------

2    TYPE OF CHANGE

       ------                                 -------
     *        Resignation or cessation                New appointment
       ------                                 -------

                                              -------
                                                 X    Change of particulars
                                              -------

3    DETAILS OF CHANGE

(Note 2)
A.   RESIGNATION OR CESSATION
     (Use Continuation Sheet A if more than 1 resignation or cessation)

       ------                  -------                ------
     *        Secretary                Director              Alternate Director
       ------                  -------                ------

          ----------------------------------------------------------------------
     NAME -                                     -
          ----------------------------------------------------------------------
          Surname                               Other names

     IDENTIFICATION

                                       -----------------------------------------
     a    Hong Kong Identity Card               -                     -
          or Company Number
                                       -----------------------------------------
                                         I.D. Card Number       Company Number


                                       -----------------------------------------
     b    Overseas Passport                     -                      -
                                       -----------------------------------------
                                             Number             Issuing Country


                                       -----------------------------------------
     DATE OF RESIGNATION OR CESSATION    DD    MM   YYYY
                                         -     -    -           -
                                       -----------------------------------------
                                              Date                Alternate To

* Please tick the relevant box(es)

--------------------------------------------------------------------------------
PRESENTOR'S NAME AND ADDRESS           FOR OFFICIAL USE

PETER W. GREENWOOD
147 ARGYLE STREET,
KOWLOON,
HONG KONG.

Second revision to Specification No. 1/97 (Amendment No. 1/99)

NOTIFICATION OF CHANGES OF SECRETARY AND DIRECTORS                COMPANY NUMBER
                                                                  --------------
                                                                        259
                                                                  --------------

                                                                          Page 2
3    DETAILS OF CHANGE (cont'd)

(Note 3 & 4)
B.   APPOINTMENT / CHANGE OF PARTICULARS
     (Use Continuation Sheet B if more than 1 director / secretary is involved)

             BRIEF DESCRIPTION                            Effective Date(s)
     ---------------------------------------------------------------------------
     CHANGE OF ADDRESS OF DIRECTOR                        16    10    2002

                                                          DD    MM    YYYY
     ---------------------------------------------------------------------------


                         -------------------------------------------------------
     EXISTING NAME       ANDREW CLIFFORD WINAWER BRANDLER
                         -------------------------------------------------------


                         -------------------------------------------------------
     NAME/NEW NAME       -                            -
                         -------------------------------------------------------
                         Surname                      Other names


                         -------------------------------------------------------
                         -
                         -------------------------------------------------------
                                             Alias (if any)

                         -------------------------------------------------------
                         -
                         -------------------------------------------------------
                                            Previous Names


                         -------------------------------------------------------
     ADDRESS             HOUSE 4, 13 HEADLAND ROAD, HONG KONG
                         -------------------------------------------------------

     IDENTIFICATION
                                    --------------------------------------------
     a    Hong Kong Identity Card        P888364(9)                   -
          or Company Number
                                    --------------------------------------------
                                      I.D. Card Number         Company Number


                                    --------------------------------------------
     b    Overseas Passport                  -                        -
                                    --------------------------------------------
                                           Number              Issuing Country

This Notification includes   0   Continuation Sheet A and   0   Continuation
                           -----                          -----
Sheet B.


Signed:  /s/ Peter William Greenwood

(Name):  (  PETER WILLIAM GREENWOOD  )            Date:  17 OCTOBER 2002
         -----------------------------                   -----------------------
                  Secretary
